UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                        NEW BRUNSWICK SCIENTIFIC CO. INC.
                                (Name of Issuer)

                         Common Stock, $0.0625 par value
                         (Title of Class of Securities)

                                    642876106
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Noah Klarish, Esq.
                               Hutner Klarish LLP
                            1359 Broadway, Suite 2001
                               New York, NY 10018
                                 (212) 868-3777

                                January 12, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 64287610                     13D                     Page 2 of 8 Pages


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ira Albert
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    462,479 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           462,479 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     462,479 (includes  226,086 shares owned  by Albert  Investment  Associates,
             L.P. and 216,405 shares owned by accounts over which the Reporting Person has discretionary voting and dispositive authority.)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, $0.0625 value per share (the "Common Stock"), of New Brunswick Scientific Co. Inc., a New Jersey corporation (the "Issuer"). The Issuer maintains its principal executive office at 44 Talmadge Road, Edison, NJ 08818-4005.

Item 2.     Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him (including members of his immediate family) and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The business address of Ira Albert and of the Albert Partnership are 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326. The general partner of the Albert Partnership is Albert Investment Strategies, Inc., a Florida corporation (the "General Partner"), which also has a business address located at 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326.

            (c) The principal business of Ira Albert and of the Albert Partnership is securities investment.

            (d) During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

Item 3.     Source and Amount of Funds or Other Consideration.

            Ira Albert and members of his immediate family directly own 19,988 shares of the Issuer's Common Stock for which they paid $117,339. Albert Investment Strategies has discretionary authority over accounts which own 216,405 shares of the Issuer's Common Stock for which such accounts paid a total of $1,296,266 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 226,086 shares of the Issuer's Common Stock for which it paid $1,761,629 from its working capital.


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

Item 4.     Purpose of Transaction.

            At this time, the Reporting Person has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

            The Reporting Person intends to evaluate on an ongoing basis the Issuer's financial condition, business operations, prospects, the market price of the Issuer's Common Stock, conditions in security markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time and in any manner deemed appropriate. The Reporting Person may acquire additional shares and/or dispose of Shares (either in the open market or under privately negotiated arrangements), or purchase or sell derivative securities or enter into privately negotiated counterparty transactions to hedge the market risk or all or a portion of his Shares of the Issuer.

            The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.     Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 9,002,973 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005) directly beneficially owned by each Reporting Person is as follows:

                                                          Percentage of
Name                              Number of Shares      Outstanding Shares
----                              ----------------      ------------------

Ira Albert and family                  19,988                  0.2%

Albert Partnership                    226,086                  2.5%

Albert discretionary accounts         216,405                  2.4%

            (b) Mr. Albert has sole power to vote and sole power to dispose or to direct the disposition of 462,479 shares of the Issuer's Common Stock.

            (c) See Appendix A annexed hereto.

            (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such


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

person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

            (e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Ira Albert may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by members of his immediate family, accounts with respect to which Mr. Albert has discretionary authority and shares held by the Albert Partnership by virtue of his control of the General Partner of such entity. Mr. Albert disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the discretionary accounts and by the Albert Partnership.

            Other than as set forth above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7.     Material to be Filed as Exhibits.

            None


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2006

                                                /s/ Ira Albert
                                                --------------------------------
                                                          Ira Albert


                                          ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By:   ALBERT INVESTMENT STRATEGIES, INC.,
                                                   general partner


                                    By:   /s/ Ira Albert
                                          --------------------------------------
                                                    Ira Albert, President


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

                                                                      APPENDIX A

                                 TRANSACTIONS IN
                        NEW BRUNSWICK SCIENTIFIC CO. INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

1. Albert Investment Associates, L.P.

                      No. of
     Trade            Shares         Price Per             Cost of
      Date         Purchased           Share             Purchases
      ----         ---------           -----             ---------
01/18/2006             7,300           $7.15            $52,195.00
01/18/2006             1,013            7.10              7,192.30
01/18/2006               550            7.13              3,921.50
01/18/2006               500            7.10              3,550.00
01/18/2006               300            7.10              2,130.00
01/18/2006               100            7.10                710.00
01/12/2006               400            6.95              2,780.00
01/12/2006             4,600            6.95             31,970.00
01/11/2006               500            7.00              3,500.00
01/10/2006                 3            7.04                 21.12
01/10/2006                97            7.03                681.91
01/10/2006             1,000            7.04              7,040.00
01/09/2006               100            6.99                699.00
01/09/2006               100            7.00                700.00
01/09/2006             1,330            7.00              9,310.00
01/05/2006               484            6.95              3,363.80
01/05/2006             1,100            7.00              7,700.00
01/04/2006               198            6.89              1,364.22
01/04/2006               726            6.90              5,009.40
01/04/2006               204            6.90              1,407.60
01/04/2006             2,400            6.90             16,560.00
01/04/2006             2,000            6.90             13,800.00
01/04/2006               296            6.90              2,042.40
01/04/2006               100            6.86                686.00
01/03/2006               100            6.88                688.00
01/03/2006               400            6.90              2,760.00
01/03/2006             1,700            6.95             11,815.00
01/03/2006             1,800            6.94             12,492.00
01/03/2006                82            6.95                569.90
01/03/2006             1,318            6.95              9,160.10
01/03/2006             1,400            6.95              9,730.00
12/27/2005               100            6.75                675.00
12/27/2005               100            6.76                676.00
12/20/2005               100            6.74                674.00
12/15/2005                97            6.67                646.99
12/15/2005               200            6.68              1,336.00
12/15/2005               400            6.68              2,672.00
12/15/2005               700            6.70              4,690.00
12/15/2005               500            6.70              3,350.00
12/15/2005               300            6.70              2,010.00
12/15/2005             2,500            6.70             16,750.00
12/14/2005               600            6.55              3,930.00
12/14/2005               500            6.61              3,305.00
12/12/2005                95            6.59                626.05
11/30/2005               100            6.19                619.00
                      ------                           -----------
                      38,493                           $267,509.29


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

2. Other Discretionary Accounts

                      No. of
     Trade            Shares         Price Per             Cost of
      Date         Purchased           Share             Purchases
      ----         ---------           -----             ---------
12/09/2005               200           $6.80             $1,360.00
11/29/2005               600            6.37              3,822.00
                      ------                             ---------
                         800                             $5,182.00


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